Exhibit 99.1

Bullish Reports Third Quarter 2025 Results

●	Bullish posts record Adjusted Revenue, Adjusted EBITDA, and Adjusted Net Income for Q3’2025

●	Bullish beats guided ranges on Subscription, Services, & Other (SS&O) Revenue, Total Adjusted Revenue, and Adjusted EBITDA in Q3’2025

●	Q3’2025 Adjusted Revenue of $76.5 million and Adjusted EBITDA of $28.6 million

●	Bullish launches options trading and surpasses $1B in options trading volume

Cayman Islands, November 19, 2025 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, today announced financial results for the third quarter ended September 30, 2025.

Tom Farley, CEO: “Bullish had a highly successful third quarter. We launched our crypto options trading and U.S. spot trading businesses, signed notable institutional clients, gained indices traction, and expanded our liquidity services partners meaningfully. We believe Bullish is positioned at the intersection of trends driving crypto evolution: regulatory clarity, institutional adoption, and real-world asset tokenization.”

David Bonanno, CFO: "Bullish continues to win. After posting record SS&O revenue and record profitability in the third quarter, we are continuing to see strong momentum in the fourth quarter. Our recently launched options product has already surpassed $1B in trading volume and quarter-to-date spot trading volume is up 77% from Q3. We continue to expand our liquidity services ecosystem and feel confident that our diversified business model will deliver sustained, profitable growth."

Q3 2025 Financial Highlights

All amounts compared to Q3 2024

-	Digital asset sales were $41.6 billion vs. $54.2 billion

-	Net income (loss) was $18.5 million or $0.10 per diluted share vs. $(67.3) million or $(0.59) per diluted share

-	Adjusted revenue (non-IFRS) was $76.5 million vs. $44.6 million

-	Adjusted transaction revenue (non-IFRS) was $26.7 million vs. $32.9 million

-	Adjusted net income (non-IFRS) was $13.8 million vs. $(3.1) million

-	Adjusted EBITDA (non-IFRS) was $28.6 million vs. $7.7 million

Q3 2025 Key Business Metrics

Business Highlights

-	Launched Crypto Options with 14 leading trading partners and recently surpassed $1B in trading volume.

-	ETP Strength: In the last two months, 5 of 6 spot crypto ETPs launched in the U.S. were based on a CoinDesk Index and the business won 6 benchmark switches from competitors.

-	Liquidity Services Expansion: New partnerships more than doubled in Q3 compared to Q2, with meaningful growth continuing in Q4.

-	U.S. Launch: Launched U.S. spot trading following NY BitLicense approval from the New York State Department of Financial Services in September 2025.

Q4 2025 Guidance

To give investors insight into our business and expectations, management is providing the following guidance for the fourth quarter 2025:

-	Subscription, Services & Other Revenue (non-IFRS) of $47.0 million to $53.0 million

-	Adjusted Operating Expenses (non-IFRS) of $48.0 million to $50.0 million

Conference Call Webcast and Q&A Information

Bullish will host a call to discuss its results at 8:30 a.m. ET on November 19, 2025. The live webcast can be accessed at investors.bullish.com, along with supplemental slides. Following the call, a replay and transcript will be available at investors.bullish.com.

About Bullish

Bullish (NYSE:BLSH) is an institutionally focused global digital asset platform that provides market infrastructure and information services. Bullish services are regulated in the United States, European Union, United Kingdom, Hong Kong, and Gibraltar. These include: Bullish Exchange – a regulated and institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries. CoinDesk Data – a broad suite of digital assets market data and analytics, providing real-time insights into prices, trends, and market dynamics. CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy, and blockchain technology.

For more information, please visit bullish.com and follow LinkedIn and X.

Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Contacts

Media: media@bullish.com

Investor Relations: investors@bullish.com

Source: Bullish

Non-IFRS financial measures and key performance indicators

This communication includes certain financial measures that are not recognized by the International Financial Reporting Standards (“IFRS”). These non-IFRS financial measures are “adjusted transaction revenue,” “subscription, services and other revenue,” “adjusted revenue,” “adjusted net income / (loss)” and “adjusted EBITDA,” “gross liquid assets” and “net liquid assets”, and “adjusted operating expense.” These non-IFRS financial measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. We believe these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments about which items of expense and income are excluded or included in determining these non-IFRS financial measures. Refer to the section “Reconciliation of Non-IFRS Measures” for further details and a reconciliation of the non-IFRS financial measures presented to their most directly comparable IFRS financial measures.

This communication also provides our forward-looking “adjusted transaction revenue,” “subscription, services & other revenue,” “adjusted revenue,” “adjusted operating expense,” “adjusted EBITDA,” and “adjusted net income” guidance for the upcoming fiscal quarter. Information reconciling upcoming fiscal quarter “adjusted transaction revenue,” “subscription, services & other revenue,” “adjusted revenue,” “adjusted operating expense,” “adjusted EBITDA,” and “adjusted net income” to their most directly comparable IFRS financial measures is unavailable to us without unreasonable effort due to the high variability, complexity and lack of visibility in making accurate forecasts and projections to certain reconciling items. These items cannot be reasonably and accurately predicated without the investment of undue time, costs and other resources, and accordingly, no reconciliation of the forward-looking non-IFRS financial measures is included. These reconciling items could be material to our actual results for the period.

In addition, management is providing forward-looking guidance on the following key performance indicator, Trading Volume, for the upcoming fiscal quarter. Refer to the section “Definitions of Certain Metrics” in this communication for definitions of key performance indicators.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as “believe,” “intend,” “plan,” “may,” “expect,” “should,” “could,” “anticipate,” “estimate,” “predict,” “project,” or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements. Such statements include, without limitation, statements relating to our expected financial or operating performance, including for the upcoming fiscal quarter; our business strategy and potential market opportunities; current and prospective products, services or acquisitions; trends in, demand for, and growth and market size of, the digital assets industry; expectations regarding relationships with clients and third-party business partners and overall business momentum; our plans and expectations related to tokenization; competition in our industry; the regulatory and legal environment, including regulatory proceedings or approvals; and general economic and business conditions. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by us, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited to intense competition in our industry, including from unregulated and less-regulated entities and platforms; our ability to execute our business strategy and grow our business and operations, including in new geographic locations; our ability to develop, launch and improve our products and services and their adoption; our ability to attract and retain customers; the evolving rules and regulations applicable to digital assets and our products and services; our ability to obtain and maintain regulatory approvals and stay in compliance with laws and regulations, and the costs of doing so; evolution and adoption of digital assets; interest rate fluctuations and digital asset price volatility; changes in, or unexpected, costs to operate our business; cybersecurity risks, including with respect to digital assets custody; disruptions to information and technology systems, blockchain networks and third-party services on which we rely; changes in general market, political or economic conditions; and other risks and uncertainties set forth in the section entitled “Risk Factors” in our final prospectus dated August 12, 2025 filed with the Securities and Exchange Commission (“SEC”), as well as potential risks and uncertainties disclosed in our other filings with the SEC. We may not actually achieve the performance, plans, or expectations disclosed in our forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake any duty to update forward-looking statements.

Definitions of Certain Metrics

●

Adjusted transaction revenue is a non-IFRS financial measure intended to capture the fees and trading spreads earned from customers trading on our Exchange. We define adjusted transactional revenue as (i) the portion of “Digital asset sales”, as reported in accordance with IFRS, attributable to digital asset sales on our Exchange, less (ii) the “Cost of digital assets derecognized” excluding such costs from sales on venues other than the Exchange, plus (iii) the change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange (included within reported “Change in fair value of digital assets held, net”), plus (iv) transaction income (included within reported “Other revenues”), plus (v) net spread related income and change in fair value of perpetual futures on the Exchange.

We exclude digital asset sales, and the related cost of digital assets derecognized, from trading activity on venues other than our Exchange. We also exclude subscription and services revenue (included within reported other revenues). In each case, this approach is intended to ensure that our adjusted transaction revenue metric reflects the core performance of our trading operations and provides a clearer understanding of our business activities on our Exchange.

While we include change in fair value of digital asset inventories, specifically the bid-offer spread earned from the purchase of digital assets on our Exchange, as part of our adjusted transaction revenue, we do not include other reported changes in fair value, such as subsequent remeasurements and mark-to-market adjustments. This is because these remeasurements, including impairment losses of digital assets held under intangible assets, are not considered part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions.

●

Adjusted revenue is a non-IFRS financial measure intended to reflect the revenues generated by our trading and information services and also from our investing activities. We define adjusted revenue as adjusted transaction revenue, plus (i) subscription and services revenue, which is included in reported other revenues and includes interest and revenues from CoinDesk and CCData, plus (ii) for periods prior to 2024 only, change in fair value of investment in financial assets, plus (iii) the net income from DeFi protocols excluding the fair value change of underlying digital assets, that is reported under OCI.

Specifically, adjusted revenue includes the fees and trading spreads earned from customers trading on our Exchange, excludes gains or losses from the remeasurement of our digital assets and includes other fees such as interest and revenue from CoinDesk and CCData businesses that we acquired in November 2023 and October 2024, respectively.

●	Adjusted EBITDA is calculated as income/(loss) after tax adjusted to exclude:

○

digital asset sales and the cost of digital assets derecognized on other venues, as these transactions do not directly reflect the core activities of liquidity provision and client facilitation on our Exchange. Excluding these is intended to ensure that our Adjusted EBITDA remains focused on the fundamental operations that drive our business;

○

gains or losses from the remeasurement of our digital assets, as these assets are held to facilitate client trading rather than for proprietary trading purposes. Such remeasurement reflects mark-to-market (MTM) adjustments including the impairment losses of digital assets held under intangible assets that are not part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions. The primary focus of our business model is to provide liquidity and facilitate client transactions on our Exchange, with the key performance metric being the bid-offer spread earned from digital asset spot transactions. Including MTM adjustments would introduce volatility that is not reflective of our core operational performance and could mislead stakeholders about the true drivers of our business;

○

certain non-cash charges such as share-based compensation expenses and depreciation and amortization because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations;

○	provision for or benefit from income tax and finance expenses;

○	change in fair value of derivatives and financial liability at FVTPL;

○

the change in fair value of investments in financial assets related to digital asset funds. These investments are not central to our core operations, as they do not directly contribute to our primary business activities of liquidity provision and client facilitation. The fair value changes are primarily driven by the mark-to-market (MTM) adjustments of the underlying digital assets within the funds. Including these fair value changes would introduce volatility of digital assets that does not accurately represent the operational metrics that are indicative of our business performance. Our core operating performance focuses on providing liquidity and facilitating client transactions, and we aim to avoid taking directional trading positions;

○

certain acquisition-related and integration costs associated with business combinations, various restructuring and other costs, and goodwill impairment charges, all of which are not normal operating expenses. These adjustments aid in the comparability of our results across periods. Acquisition related costs include amounts paid to redeem acquirees’ unvested share-based compensation awards, legal, accounting, valuation, and due diligence costs. Integration costs include advisory and other professional services or consulting fees necessary to integrate acquired businesses. Restructuring and other costs that are not reflective of our core business operating expenses may include severance costs, contingent losses, impairment charges, and certain litigation and regulatory charges; and

○

the net income from DeFi protocols, excluding the fair value change of underlying digital assets, which is a component of the “Revaluation of digital assets held as investments” under OCI. Deploying our digital assets in these protocols are a strategic component of our business model, providing additional yield and enhancing our liquidity management capabilities. Including this net income in Adjusted EBITDA reflects the performance of our investment activities and supports our focus on core operations.

●

Adjusted net income/(loss) is calculated as income/(loss) after tax adjusted by the same adjustment items taken into account for determining adjusted EBITDA, with further adjustment to add back finance expense and depreciation and amortization, and reduced by tax effect of the adjustments.

●

Adjusted operating expense is calculated by taking total operating expenses (which includes Administrative expenses and Other expenses) and excluding items we do not consider representative of our core, ongoing operating performance. These excluded items Stock-based compensation expense, Depreciation and amortization expense, and certain non-recurring expenses.

We believe Adjusted Operating Expense is a useful supplemental measure for investors, as it provides a clearer view of our operational efficiency by removing non-cash expenses (depreciation, amortization, and stock-based compensation) and other items not indicative of ongoing business trends. Management uses this measure to assess business performance and to plan for future periods.

●

Subscription, services & other revenue is a non-IFRS financial measure intended to provide a comprehensive view of our diverse revenue streams beyond core transaction fees and spreads. This measure includes revenue from lending and liquidity services, such as interest earned from third-party lending arrangements like credit line facilities and margin loans, interest on our own cash and stablecoins, fees from liquidity services and promotional income, and revenues from CoinDesk services such as sponsorships, event admissions, and index data licensing fees. It also incorporates the net income from DeFi protocols (excluding any fair value changes of the underlying digital assets). This non-IFRS measure is calculated by taking "Subscription and services revenue" (as reported within the "Other revenues") and adding "Net income from DeFi protocols, excluding the fair value change of underlying digital assets" (as reported within “Revaluation of digital assets held as investments”). By consolidating these various income sources, we believe this measure offers a more distinct view of the growth and performance of our service-oriented business lines, separate from our core transaction-based revenues.

●

Trading volume represents the notional value of trades, i.e., the product of the quantity of assets transacted and the trade price at the time the spot transaction was executed. The quantity represents the total U.S. dollar equivalent value of matched trades transacted between a buyer and seller through our platform during the period of measurement.

●	Average daily volume represents the total Trading Volume for the applicable period divided by the number of trading days in such period.

●

Average trading spread represents total commissions earned from transactions on the Bullish Exchange for the period, expressed in basis points (bps) of the trading volume for the period. Management reviews this metric, which reflects the cost of trading on the Bullish Exchange, changes in fair value of perpetual futures, and rebates, for insight into the average revenue generated per unit of trading volume on our platform.

●

Gross liquid assets is defined as the sum of (i) Digital assets held — inventories, (ii) Digital assets held — intangible assets, (iii) Digital assets held — financial assets, (iv) Loans and other receivables — digital assets, (v) Investments in financial assets, and (vi) Cash and cash equivalents.

●	Net liquid assets is defined as Gross liquid assets, reduced by (i) Digital assets held — inventories, (ii) the portion of Digital assets held — financial assets on our Exchange, (iii) the portion of Cash and cash equivalents on our Exchange, (iv) Borrowings, (v) Borrowings from related parties, and (iv) Digital assets loan payable.

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

FOR THE three and nine months ended September 30, 2025 and 2024

(In thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Digital assets sales	$41,599,507	$54,192,368	$180,466,309	$184,175,151
Cost of digital assets derecognized	(41,584,605)	(54,171,381)	(180,409,519)	(184,103,432)
Other revenues	50,150	11,872	102,746	47,495
Change in fair value of digital assets held, net	(11,440)	(41,788)	(189,793)	21,014
Net spread related income and change in fair value of perpetual futures on the Exchange	(602)	(4,893)	(6,293)	(13,910)
Change in fair value of investment in financial assets	54,971	2,473	69,520	2,084
Administrative expenses	(45,709)	(39,618)	(135,912)	(116,037)
Other expenses	(13,608)	(6,810)	(46,033)	(33,446)
Finance expense	(13,906)	(9,878)	(37,437)	(27,870)
Change in fair value of derivatives	(5,533)	1,028	(7,912)	677
Change in fair value of financial liability at FVTPL	(10,850)	100	(27,000)	(29,400)
Income/(loss) before income tax	$18,375	$(66,527)	$(221,324)	$(77,674)
Income tax benefit/(expense)	76	(745)	(579)	(1,223)
Net income/(loss)	$18,451	$(67,272)	$(221,903)	$(78,897)

Attributable to:
Owners of the Group	18,397	(66,732)	(218,084)	(78,505)
Non-controlling interests	54	(540)	(3,819)	(392)
Net income/(loss)	$18,451	$(67,272)	$(221,903)	$(78,897)

Other comprehensive income/(loss)
Items that will not be subsequently reclassified to profit or loss:
Revaluation of digital assets held as investments	154,675	15,384	533,461	444,915
Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk	(6,100)	13,400	(4,400)	(4,900)
	$148,574	$28,784	$529,061	$440,015
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(491)	—	1,643	—

Total comprehensive income/(loss)	$166,535	$(38,488)	$308,801	$361,118

Attributable to:
Owners of the Group	168,173	(38,078)	308,278	357,955
Non-controlling interests	(1,638)	(410)	523	3,163
Total comprehensive income/(loss)	$166,535	$(38,488)	$308,801	$361,118

Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share
Basic	133,066	112,500	119,905	112,500
Diluted	140,157	112,500	119,905	112,500
Earnings/(Loss) per share
Basic	$0.14	$(0.59)	$(1.82)	$(0.70)
Diluted	$0.10	$(0.59)	$(1.82)	$(0.70)

BULLISH

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF September 30, 2025 AND December 31, 2024

(In thousands)

	September 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Goodwill	$63,023	$61,475
Other intangible assets	31,661	33,298
Property and equipment and right-of-use assets	12,206	14,118
Deferred tax assets	2,894	2,088
Other assets	22,237	22,087
Restricted cash	1,968	1,968
Total non-current assets	$133,989	$135,034

Current assets
Digital assets held - inventories	$254,203	$573,876
Digital assets held - intangible assets	2,094,385	1,878,268
Digital assets held - financial assets	1,189,097	132,649
Loan and other receivables - digital assets	436,720	166,388
Derivative financial instruments	20	0
Investments in financial assets	375,845	86,173
Other assets	38,590	21,209
Customer segregated cash	14,550	6,382
Restricted cash	16,676	15,893
Cash and cash equivalents	69,307	31,540
Total current assets	$4,489,393	$2,912,378

Total assets	$4,623,382	$3,047,412

LIABILITIES
Non-current liabilities
Borrowings from related parties	$513,850	$482,450
Convertible redeemable preference shares	—	47,879
Digital assets loan payable	8,012	20,613
Lease liabilities	7,695	10,756
Deferred tax liabilities	—	6
Total non-current liabilities	$529,557	$561,704

Current liabilities
Customer segregated cash liabilities	$14,550	$6,382
Borrowings	50,000	25,000
Digital assets loan payable	445	—
Lease liabilities	2,566	4,246
Other payables	48,212	49,421
Total current liabilities	$115,773	$85,049

Total liabilities	$645,330	$646,753

Net assets	$3,978,052	$2,400,659

EQUITY
Share capital and share premium	$5,105,631	$3,821,537
Option premium on convertible redeemable preference shares	—	18,399
Reserves	1,101,668	858,797
Accumulated deficit	(2,290,225)	(2,309,053)
Total shareholders' equity attributable to the owners of the Group	$3,917,074	$2,389,680

Non-controlling interests	60,978	10,979

Total equity	$3,978,052	$2,400,659

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE three and nine months ended September 30, 2025 and 2024

(In thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Cash flows from operating activities
Net income/(loss)	$18,451	$(67,272)	$(221,903)	$(78,897)
Adjustments for:
Interest income	(4,303)	(2,080)	(10,329)	(5,219)
Debt interest expense	13,654	9,599	36,654	27,072
Lease interest expense	252	279	783	798
Net foreign exchange loss	44	29	—	80
Share-based payments expenses	3,130	5,698	11,519	17,888
Depreciation of property and equipment and right-of-use assets	1,301	1,502	4,431	4,773
Amortization of other intangible assets	514	542	1,687	1,626
Impairment of right-of-use asset	—	—	—	956
(Gain)/loss from revaluation of digital assets and investments in financial assets at FVTPL, net	(67,414)	17,100	(50,050)	(49,830)
Derecognition of lease	(416)	—	(416)	—
Change in fair value of financial liability at FVTPL	10,850	(100)	27,000	29,400
Impairment losses of digital assets	29,415	21,187	178,234	26,055
Operating cash flows before changes in operating assets and liabilities	5,478	(13,516)	(22,390)	(25,298)
Increase in other assets	(18,166)	(710)	(15,147)	(4,736)
Increase in deferred tax assets	(375)	(373)	(806)	(1,589)
(Increase)/decrease in digital assets held - inventories	(11,606)	26,788	261,774	26,750
Increase in digital assets held - financial assets	(1,820,415)	(30,607)	(2,645,719)	(58,037)
(Increase)/decrease in loan and other receivables - digital assets	1,782,229	(4,411)	2,375,485	(15,098)
Increase/(decrease) in other payables	3,466	9,540	(1,807)	(2,808)
Increase in customer segregated cash liabilities	10,412	1,436	8,168	6,962
Decrease in deferred tax liabilities	(12)	(2)	(6)	(14)
Interest received	2,366	2,080	7,251	5,219
Net cash provided by/(used in) operating activities	$(46,623)	$(9,775)	$(33,197)	$(68,649)

Cash flows from investing activities
Purchase of investment in financial assets	$(3,345)	$—	$(4,620)	$—
Proceeds on investment in financial assets	48,213	6	48,213	167
Purchase of investment in derivative financial instruments	—	1,462	—	1,128
Purchase of property and equipment	(2,094)	(92)	(2,344)	(313)
Purchase of digital assets held - intangible assets	(2)	(80)	(41,666)	(243)
Prepayment on intangible assets	—	—	—	(10,001)
Proceeds on disposal of digital assets held - intangible assets	101	—	30,549	—
Net cash provided by/(used in) investing activities	$42,873	$1,296	$30,132	$(9,262)

Cash flows from financing activities
Proceeds from issuance of Ordinary shares	$59,194	$—	$59,194	$—
Interest paid	(9,915)	(9,878)	(30,554)	(19,105)
Proceeds from borrowings	—	—	174,300	25,000
Repayment of borrowings	—	—	(149,300)	—
Repayment on lease liabilities	(1,201)	(1,458)	(4,065)	(3,579)
Net cash provided by/(used in) financing activities	$48,078	$(11,336)	$49,575	$2,316

Net increase/(decrease) in cash and cash equivalents, customer segregated cash and restricted cash	44,328	(19,815)	46,510	(75,595)
Cash and cash equivalents, customer segregated cash and restricted cash at beginning of the period	57,859	75,746	55,783	131,526
Effects of exchange rate changes on cash and cash equivalents, customer segregated cash and restricted cash	315	—	208	—
Cash and cash equivalents, customer segregated cash and restricted cash at end of the period	$102,502	$55,931	$102,501	$55,931

Cash and cash equivalents, customer segregated cash and restricted cash consisted of the following:
Customer segregated cash	14,550	7,024	14,550	7,024
Restricted cash	18,644	19,475	18,644	19,475
Cash and cash equivalents	69,307	29,432	69,307	29,432
Total cash and cash equivalents, customer segregated cash and restricted cash	$102,502	$55,931	$102,501	$55,931

Supplemental schedule of non-cash investing and financing activities
Recognition of right-of-use assets against lease liabilities	$(3,103)	$—	$364	$8,445
Purchase of digital assets held - intangible assets	(3,788,863)	(2,883,690)	(39,553,706)	(2,949,909)
Proceeds on disposal of digital assets held - intangible assets	3,793,109	2,783,584	39,271,654	2,817,681
Digital asset loan receivables made, net	163,362	5,095	191,499	63,356
Digital asset pledged as collateral posted/(returned), net	(53,103)	7,510	26,871	60,061
Purchase of investment in financial assets via USDC	—	(26,566)	(10,116)	(31,168)
Prepayment on intangible assets made, net	(2,114)	—	(78)	(8,043)
Interest paid in digital assets	(3,990)	—	(6,882)	—
Proceeds from borrowings via digital assets	858,864	—	3,185,184	—
Repayment from borrowings via digital assets	(882,037)	—	(3,185,184)	—
Proceeds from digital assets loan payable via digital assets	176,810	—	393,553	—
Repayments from digital assets loan payable via digital assets	(178,071)	—	(408,568)	—
Proceeds from issuance of Ordinary shares	1,150,000	—	1,150,000	—

Non-IFRS Measures Summarized

In US$ millions

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
($ in millions)	2025	2024	2025	2024
Non-IFRS Financial Measures
Adjusted transaction revenue	$26.7	$32.9	$92.8	$112.3
Adjusted revenue	$76.5	$44.6	$195.9	$158.8
Adjusted EBITDA	$28.6	$7.7	$49.8	$36.3
Adjusted Net Income	$13.8	$(3.1)	$10.0	$5.6

	Period ended
	September 30,	December 31,
($ in millions)	2025	2024
Gross Liquid Assets	$4,419.5	$2,868.9
Net Liquid Assets	$3,485.0	$1,696.1

Reconciliation of Non-IFRS Measures

In US$ millions

($ in millions)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Adjusted Transaction Revenue and Adjusted Revenue	2025	2024	2025	2024
Digital assets sales	$41,599.5	$54,192.4	$180,466.3	$184,175.2
Digital asset sales on venues other than Exchange	(25.9)	(5.2)	(359.8)	(19.7)
Digital asset sales - on our Exchange	$41,573.6	$54,187.2	$180,106.5	$184,155.5
Cost of digital assets derecognized - on our Exchange	(41,558.6)	(54,166.2)	(180,049.5)	(184,083.7)
Change in fair value of digital assets inventories, arising from purchase of digital assets on our Exchange	11.5	16.4	40.4	53.0
Transaction income	0.8	0.4	1.7	1.4
Net spread related income and change in fair value of perpetual futures	(0.6)	(4.9)	(6.3)	(13.9)
Adjusted Transaction Revenue	$26.7	$32.9	$92.8	$112.3
Subscriptions and services revenue	49.3	11.5	101.0	46.1
Change in fair value of investment in financial assets	—	—	—	0.2
Revaluation of digital assets held as investments	0.5	0.2	2.1	0.2
Adjusted Revenue	$76.5	$44.6	$195.9	$158.8

Adjusted EBITDA and Adjusted Net Income

Income/(loss)	$18.5	$(67.3)	$(221.9)	$(78.9)
Adjusted to exclude the following:
Digital asset sales on other venues	(25.9)	(5.2)	(359.8)	(19.7)
Cost of digital assets derecognized on other venues	26.0	5.2	360.0	19.7
Loss/(Gain) from changes in fair value of digital assets inventories net payable to customers	(4.1)	38.7	88.3	1.0
Income tax expense	(0.1)	0.7	0.6	1.2
Finance expenses	13.9	9.9	37.4	27.9
Share-based payment expenses	3.1	5.7	11.5	17.9
Change in fair value of loan and other receivables - digital assets	(5.7)	(3.3)	(39.3)	4.8
Change in fair value of digital assets loan payable	3.4	1.6	2.9	0.1
Change in fair value of derivatives	5.5	(1.0)	7.9	(0.7)
Change in fair value of financial liability at FVTPL	10.9	(0.1)	27.1	29.4
Change in fair value of investments in financial assets	(55.0)	(2.5)	(69.5)	(1.9)
Impairment losses of digital assets held - intangible assets	29.4	21.2	178.2	26.1
Impairment of right-of-use assets	—	—	—	1.0
Non-recurring expenses	7.3	3.0	21.8	5.4
Depreciation and amortization	0.9	0.9	2.5	2.8
Adjusted to include the following:
Revaluation of digital assets held as investments	0.5	0.2	2.1	0.2
Adjusted EBITDA	$28.6	$7.7	$49.8	$36.3

Finance expenses	(13.9)	(9.9)	(37.4)	(27.9)
Depreciation and amortization	(0.9)	(0.8)	(2.5)	(2.8)
Tax effect of adjusted net income before taxes	0.0	(0.1)	0.1	(0.0)
Adjusted Net Income	$13.8	$(3.1)	$10.0	$5.6

Note - Figures presented may not sum precisely due to rounding.

Gross and Net Liquid Assets

In US$ millions

	September 30, 2025	December 31, 2024
Digital assets held - inventories	$254.2	$573.9
Digital assets held - intangible assets	2,094.4	1,878.3
Digital assets held - financial assets (on Exchange)	99.2	67.5
Digital assets held - financial assets (off Exchange)	1,089.9	65.1
Loan and other receivable	436.7	166.4
Investments in financial assets	375.8	86.2
Cash and cash equivalents	69.3	31.5
Gross Liquid Assets	$4,419.5	$2,868.9

(-) Digital assets held - inventories	$(254.2)	$(573.9)
(-) Digital assets held - financial assets (on Exchange)	(99.2)	(67.5)
(-) Digital assets loan payable	(8.5)	(20.6)
(-) Borrowings	(50.0)	(25.0)
(-) Borrowings from related parties	(513.9)	(482.5)
(-) Cash on the Exchange	(8.7)	(3.3)
Net Liquid Assets	$3,485.0	$1,696.1

Note - Figures presented may not sum precisely due to rounding.

Reconciliation of Adjusted Operating Expense

In US$ millions

($ in millions)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
IFRS Core Operating Expense to Adjusted Operating Expense	2025	2024	2025	2024
IFRS Core Operating Expense	$59.3	$46.4	$181.9	$149.5

Adjusted for
Stock-based compensation expense	3.2	5.7	11.5	17.9
Non-recurring expenses - legal and professional fees	6.5	1.1	18.9	2.9
Non-recurring expenses - compensation and benefits	0.8	1.8	2.9	3.4
Depreciation and amortization expense	0.9	0.9	2.5	2.9

Adjusted Operating Expense	$47.9	$36.9	$146.1	$122.4

Note - Figures presented may not sum precisely due to rounding.